82-34639

AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

05012730

SEC#~~82-5258~~

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 18 2005 WASH. D.C. 185 SECTION

7 November 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 2 November 2005.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED NOV 23 2005 THOMSON FINANCIAL

Neil Leggett
Company Secretary

dlw 11/22

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AGENIX LIMITED

ABN

58 009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	400,075
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.33
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Amendment to advice of exercise of employee options in period January 2003 to January 2004
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	198,959,456	Ordinary fully paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,442,600	Employee options Expiry date: 20/07/07 Exercise price: $0.33
		75,000	Employee options Expiry date: 25/07/08 Exercise price: $0.44
		1,430,625	Employee options Expiry date: 25/07/08 Exercise price: $0.34
		2,991,250	Employee options Expiry date: 21/07/09 Exercise price: $0.42
		2,500,000	Employee Options Expiry date: 7/05/09 Exercise price: $0.36
		30,000	Employee Options Expiry date: 31/01/10 Exercise price: $0.71
		250,000	Employee Options Expiry date: 31/05/10 Exercise price: $0.78
		250,000	Options Expiry Date 22/09/09 Exercise Price $0.40
		3,271,250	Employee Options Expiry Date 21/07/10 Exercise Price $0.68
		1,250,000	Employee Options Expiry Date 18/11/10 Exercise Price $0.55
		2,578,750	Employee Options Expiry Date 21/07/11 Exercise Price $0.30
		16,069,475	Total

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

Not applicable – options are not to be quoted.

Neil Leggett
COMPANY SECRETARY
2 November 2005

== == == == ==

AGENIX

4 November 2005

CHANGE TO EXERCISE PRICES OF UNLISTED OPTIONS FOLLOWING RIGHTS ISSUE

In accordance with Listing Rule 6.22.2 and the company's constitution the exercise price of all unlisted options have been reduced by $0.0072 following the completion of the recently completed 1:4 non-renounceable rights issue to shareholders.

Details of option categories and old and new option exercise prices are detailed below.

N.Leggett
Finance Director/Company Secretary

Option Issue	Option Category	Number of options	Expiry date	Old Exercise Price $	Price reduction $	New Exercise Price $
OP 7	Employee options	1,442,600	20 July 2007	0.3300	0.0072	0.3228
OP 8	Employee options	1,430,625	25 July 2008	0.3400	0.0072	0.3328
OP 9	Employee options	75,000	25 July 2008	0.4400	0.0072	0.4328
O 10	Employee options	2,991,250	21 July 2009	0.4200	0.0072	0.4128
O 12	Employee options	2,500,000	7 May 2009	0.3600	0.0072	0.3528
O 13	Employee options	30,000	31 January 2010	0.7100	0.0072	0.7028
O 14	Employee options	250,000	31 May 2010	0.7800	0.0072	0.7728
O 15	Options	250,000	22 September 2009	0.4000	0.0072	0.3928
O 16	Employee options	3,271,250	21 July 2010	0.6800	0.0072	0.6728
O 17	Employee options	1,250,000	18 November 2010	0.5500	0.0072	0.5428
O 18	Employee options	2,578,750	21 July 2011	0.3000	0.0072	0.2928
	Total	16,069,475				

AGENIX

4 November 2005

CHANGE TO EXERCISE PRICES OF UNLISTED OPTIONS FOLLOWING RIGHTS ISSUE

In accordance with Listing Rule 6.22.2 and the company's constitution the exercise price of all unlisted options have been reduced by $0.0072 following the completion of the recently completed 1:4 non-renounceable rights issue to shareholders.

Details of option categories and old and new option exercise prices are detailed below.

N.Leggett
Finance Director/Company Secretary

Option Issue	Option Category	Number of options	Expiry date	Old Exercise Price $	Price reduction $	New Exercise Price $
OP 7	Employee options	1,442,600	20 July 2007	0.3300	0.0072	0.3228
OP 8	Employee options	1,430,625	25 July 2008	0.3400	0.0072	0.3328
OP 9	Employee options	75,000	25 July 2008	0.4400	0.0072	0.4328
O 10	Employee options	2,991,250	21 July 2009	0.4200	0.0072	0.4128
O 12	Employee options	2,500,000	7 May 2009	0.3600	0.0072	0.3528
O 13	Employee options	30,000	31 January 2010	0.7100	0.0072	0.7028
O 14	Employee options	250,000	31 May 2010	0.7800	0.0072	0.7728
O 15	Options	250,000	22 September 2009	0.4000	0.0072	0.3928
O 16	Employee options	3,271,250	21 July 2010	0.6800	0.0072	0.6728
O 17	Employee options	1,250,000	18 November 2010	0.5500	0.0072	0.5428
O 18	Employee options	2,578,750	21 July 2011	0.3000	0.0072	0.2928
	Total	16,069,475				

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

SEC#82-5258

7 November 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 4 November 2005.

We are providing a copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

AGENIX

4 November 2005

DIRECTORS' INTERESTS FOLLOWING COMPLETION OF CAPITAL RAISING

In accordance with Listing Rule 3.19A.2 we attach an Appendix 3Y Change of Director's Interest Notice for each director taking up entitlements in the recently completed non-renounceable 1:4 rights issue to shareholders.

Director Myles Davey has no direct shareholding in Agenix. However Mr Davey's spouse accepted her full entitlement.

Director Dr Andre Lamotte was appointed a director of the company after the record date for the rights issue had passed and was not entitled to participate in the rights issue.

N.Leggett
Finance Director/Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ravindran Govindan
Date of last notice	8 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Options held directly, shares held both directly and indirectly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Some shares held indirectly through related company
Date of change	28 October, 2005
No. of securities held prior to change	4,050,000 ordinary fully paid shares and 300,000 options
Class	Options directly held; ordinary fully paid shares indirectly held
Number acquired	1,012,500 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$253,125
No. of securities held after change	5,062,500 ordinary fully paid shares and 300,000 options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Full acceptance of entitlement in 1:4 rights issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wong Fong Fui (Mr FF Wong)
Date of last notice	

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held indirectly through related company
Date of change	28 October, 2005
No. of securities held prior to change	2,500,000 ordinary fully paid shares
Class	Ordinary fully paid shares indirectly held
Number acquired	625,000 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$156,250
No. of securities held after change	3,125,000 ordinary fully paid shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Full acceptance of entitlement in 1:4 rights issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Neil Leggett
Date of last notice	8 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shareholder and director of family company which has acquired shares
Date of change	28 October 2005
No. of securities held prior to change	185,000 ordinary fully paid shares 1,675,000 employee options
Class	Employee options, directly held
Number acquired	46,250 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,563
No. of securities held after change	231,250 ordinary fully paid shares and 1,675,000 employee options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Full acceptance of entitlement in 1:4 rights issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	